UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 11, 2023, Nayax Ltd. (the "Company") filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”).

The Shelf Prospectus allows the Company to raise from time to time funds through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering.

The Company has not yet made any decision as to the offering of any securities, nor as to its scope, terms or timing of any such offering, and there is no certainty that such an offering will be made.

Securities, if offered pursuant to the Shelf Prospectus, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” of the Securities Act), absent registration under the Securities Act or without applicable exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Shelf Prospectus and any supplemental shelf offering report, if made, will be made only in Israel, unless provided otherwise in a supplemental shelf offering report, subject to registration or exemption as aforementioned.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File Nos. 333-267542).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Michael Galai
Name: Michael Galai
Title: Chief Legal Officer

Date: January 11, 2023